Exhibit 99.1

PRELIMINARY NOTE

The unaudited interim condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023, included herein, have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to the macro-economic environment; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 22, 2023 and those described in our other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they were made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

We own various trademark registrations and applications, and unregistered trademarks, including Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR®, TCER®, AbsQuant®, IMADetect® and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics,” “we,” “our,” “us,” “the Group” and “the Company” refer to Immatics N.V. and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited interim condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics N.V. and its German subsidiary Immatics Biotechnologies GmbH as well as its U.S. subsidiary Immatics US Inc.

Unaudited Interim Condensed Consolidated Statement of Profit/(Loss) of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022

		(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	5	5,926	15,060	38,076	135,183
Research and development expenses		(30,498)	(28,572)	(85,396)	(78,933)
General and administrative expenses		(8,881)	(8,422)	(27,825)	(26,383)
Other income		186	9	1,134	42

Operating result		(33,267)	(21,925)	(74,011)	29,909
Change in fair value of liabilities for warrants	6	(1,395)	(5,865)	(7,103)	7,877
Other financial income	6	9,748	7,839	14,414	16,613
Other financial expenses	6	(1,575)	(426)	(4,146)	(1,950)

Financial result		6,778	1,548	3,165	22,540

Profit/(loss) before taxes		(26,489)	(20,377)	(70,846)	52,449
Taxes on income	7	—	(558)	—	(1,703)
Net profit/(loss)		(26,489)	(20,935)	(70,846)	50,746

Net profit/(loss) per share:	17
Basic		(0.32)	(0.32)	(0.90)	0.79
Diluted		(0.32)	(0.32)	(0.90)	0.78

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022

		(Euros in thousands)		(Euros in thousands)
Net profit/(loss)		(26,489)	(20,935)	(70,846)	50,746
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	14	429	(211)	769	1,127

Total comprehensive income/(loss) for the year		(26,060)	(21,146)	(70,077)	51,873

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	September 30, 2023	December 31, 2022

		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	16	83,446	148,519
Other financial assets	16	282,574	213,686
Accounts receivables	16	514	1,111
Other current assets	9	18,473	13,838

Total current assets		385,007	377,154
Non-current assets
Property, plant and equipment	10	34,847	13,456
Intangible assets	10	1,633	1,632
Right-of-use assets	10	14,302	13,033
Other non-current assets	9	1,661	2,545

Total non-current assets		52,443	30,666

Total assets		437,450	407,820

Liabilities and shareholders’ equity
Current liabilities
Provisions	11	4,851	—
Accounts payables	12	19,829	13,056
Deferred revenue	5	62,049	64,957
Liabilities for warrants	16	24,017	16,914
Lease liabilities	16	2,789	2,159
Other current liabilities	13	7,613	9,366

Total current liabilities		121,148	106,452
Non-current liabilities
Deferred revenue	5	54,860	75,759
Lease liabilities	16	13,671	12,403
Other non-current liabilities		20	42

Total non-current liabilities		68,551	88,204
Shareholders’ equity
Share capital	14	847	767
Share premium	14	818,761	714,177
Accumulated deficit	14	(571,145)	(500,299)
Other reserves	14	(712)	(1,481)

Total shareholders’ equity		247,751	213,164

Total liabilities and shareholders’ equity		437,450	407,820

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2023	2022

	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	(70,846)	50,746
Taxes on income	—	1,703
Profit/(loss) before tax	(70,846)	52,449
Adjustments for:
Interest income	(8,993)	(606)
Depreciation and amortization	5,432	5,218
Interest expenses	620	748
Equity-settled share-based payment	16,299	16,725
Net foreign exchange differences and expected credit losses	(760)	(11,974)
Change in fair value of liabilities for warrants	7,103	(7,877)
Changes in:
Decrease/(increase) in accounts receivables	596	(457)
Decrease/(increase) in other assets	658	(6,523)
(Decrease)/increase in deferred revenue, accounts payables and other liabilities	(15,641)	84,185
Interest received	4,904	213
Interest paid	(221)	(521)
Income tax paid	—	—

Net cash (used in)/provided by operating activities	(60,849)	131,580

Cash flows from investing activities
Payments for property, plant and equipment	(21,506)	(3,390)
Payments for intangible assets	(158)	(220)
Proceeds from disposal of property, plant and equipment	—	53
Payments for investments classified in Other financial assets	(299,018)	(128,726)
Proceeds from maturity of investments classified in Other financial assets	229,557	12,695

Net cash (used in)/provided by investing activities	(91,125)	(119,588)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	90,404	21,009
Transaction costs deducted from equity	(2,039)	(626)
Repayment of lease liabilities	(2,877)	(2,162)

Net cash provided by/(used in) financing activities	85,488	18,221

Net (decrease)/increase in cash and cash equivalents	(66,486)	30,213

Cash and cash equivalents at beginning of the year	148,519	132,994

Effects of exchange rate changes and expected credit losses on cash and cash equivalents	1,413	14,840

Cash and cash equivalents at end of the year	83,446	178,047

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2022		629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income		—	—	—	1,127	1,127
Net profit		—	—	50,746	—	50,746
Comprehensive income for the year		—	—	50,746	1,127	51,873
Equity-settled share-based compensation	8	—	16,725	—	—	16,725
Share options exercised		—	202	—	—	202
Issue of share capital – net of transaction costs	14	28	20,153	—	—	20,181

Balance as of September 30, 2022		657	602,272	(487,067)	(2,818)	113,044

Balance as of January 1, 2023		767	714,177	(500,299)	(1,481)	213,164
Other comprehensive income		—	—	—	769	769
Net loss		—	—	(70,846)	—	(70,846)
Comprehensive loss for the year		—	—	(70,846)	769	(70,077)
Equity-settled share-based compensation	8	—	16,299	—	—	16,299
Share options exercised		—	140	—	—	140
Issue of share capital – net of transaction costs	14	80	88,145	—	—	88,225

Balance as of September 30, 2023		847	818,761	(571,145)	(712)	247,751

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements of Immatics N.V.

1. Group information

Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology group that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH (“Immatics GmbH”) and Immatics US Inc. became wholly-owned subsidiaries of Immatics N.V. as part of the ARYA Merger on July 1, 2020.

Immatics N.V. is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany.

These unaudited interim condensed consolidated financial statements of the Group for the three and nine months ended September 30, 2023, were authorized for issue by the Audit Committee of Immatics N.V. on November 14, 2023.

2. Significant events and changes in the current reporting period

The following significant events or transactions occurred during the three and nine months ended September 30, 2023.

Opt-In of TCR-T Candidate from ongoing collaboration with BMS

Immatics GmbH entered into a License agreement (the “BMS Opt-In agreement”) with Bristol-Myer-Squibb Company (“BMS”). The agreement became effective on April 28, 2023. Pursuant to the BMS Opt-In agreement, the Group received an option exercise fee of $15 million (€13.7 million).

Under the 2019 agreement with BMS, Immatics granted BMS the option to enter into a pre-negotiated license agreement on a target-by-target basis. Immatics developed individual TCR-T product candidates directed against targets under the terms of that 2019 agreement. Under the BMS Opt-In agreement signed on April 28, 2023, BMS exercised its first option and entered into an exclusive license agreement for one target.

The BMS Opt-In agreement created the right for BMS to receive the exclusive license and the right for Immatics to receive the Opt-In exercise fee as well as potential future milestones and royalties. Immatics has an additional distinct performance obligation under the Opt-in agreement which is to issue the license to BMS. The price of the contract increases by an amount of consideration that reflects the entity’s stand-alone selling price of the license. The license grants BMS a right to use the license as no further work from Immatics is required under the agreement.

The potential milestone and royalty payments are accounted for under the most likely method. No variable payment is considered likely, therefore, no variable payments are considered as part of the transaction price.

For the nine months ended September 30, 2023, the Group recognized €13.7 million of revenue related to the BMS Opt-In agreement.

Macroeconomic environment

Currently, multiple global uncertainties are existing.

The conflicts between Russia and Ukraine and the Palestinian-Israeli conflict have resulted, and may further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia, Ukraine or Israel, it does not expect that the ongoing conflicts will have a direct impact on its operations in the near term. However, the Company may be indirectly affected by price increases or certain policy changes, such as new tax legislation, economic sanctions and comparable measures. While the conflicts are currently not expected to have a direct impact on our Company, this may change especially in case of further expansion of the scale of the conflicts. In addition, other geopolitical instabilities might impact the Group in the future.

During the nine months ended September 30, 2023, Silicon Valley Bank and Credit Suisse, two large banks, as well as other smaller banks, were subject to liquidity problems. The Group does not hold deposits or securities with any of the affected banks. While the banking system remained stable overall, we will continue to closely monitor the situation.

While there is currently no material direct risk identified for the Group from COVID-19, Immatics will continue to monitor this risk.

3. Significant accounting policies

Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group as of September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 have been prepared on a going concern basis in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”) and have not been audited or reviewed by a statutory auditor.

In accordance with IAS 34, the unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRS IC”). In these condensed notes to the consolidated financial statements, information is provided primarily on the items for which there have been significant changes compared with the consolidated financial statements of the Group for fiscal year 2022.

The unaudited interim condensed consolidated financial statements are presented in Euros. Amounts are stated in thousands of Euros, unless otherwise indicated. For technical reasons, the information provided in these financial statements may contain rounding differences of +/- one unit.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022. The new and amended standards and interpretations applicable for the first time as of January 1, 2023, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2022, had no impact on the unaudited interim condensed consolidated financial statements of the Group for the three and nine months ended September 30, 2023.

Estimates and assumptions have to be made in the unaudited interim consolidated financial statements as of September 30, 2023. These have an impact on the amount and disclosure of the recognized assets and liabilities, income and expenses, and contingent liabilities. The estimates and judgments are essentially unchanged from the circumstances described in the consolidated financial statements of the Group for the fiscal year 2022. Developments deviating from this may result in the amounts that arise deviating from the original estimates. These possible developments are outside the sphere of influence of the management.

4. Segment information

The Group manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Group’s focus is on the research and development of T cell redirecting immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

5. Revenue from collaboration agreements

The Group currently earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of September 30, 2023, the Group had four revenue generating strategic collaboration agreements in place after the collaboration with GSK plc (“GSK”) was terminated in 2022. Three of the four revenue generating collaboration programs are still at pre-clinical development stage and IMA401, which is subject of a collaboration with Bristol Myers Squibb (“BMS”) is in clinical development.

Revenue from collaboration agreements were realized with the following partners:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

	(Euros in thousands)		(Euros in thousands)
Genmab, Denmark	(2,575)	2,945	(2,361)	9,989
BMS, United States	8,501	10,982	40,437	121,514
GSK, United Kingdom	—	1,133	—	3,680

Total	5,926	15,060	38,076	135,183

As of September 30, 2023, the Group has not recognized any milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of September 30, 2023, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements. The Group expects to recognize the remaining deferred revenue balance as revenue as it performs the related performance obligations under each contract.

The revenue for the nine months ended September 30, 2023 from the collaboration agreement with BMS includes the Opt-in payment of €13.7 million. The remaining revenue for the three and nine months ended September 30, 2023 from the collaboration with BMS is the revenue recognized over time on a cost-to-cost basis. The revenue for the three and nine months ended September 30, 2023 from the collaboration agreement with Genmab is negative in comparison to the revenue for the three and nine months ended September 30, 2023, due to the negative revenue for the nine months ended September 30, 2023, which is a result of changes to the inputs in the cost-to-cost model resulting from an increase in the expected cost of the collaboration resulting in a reduction in calculated percentage of completion. The revenue from collaboration agreements with BMS for the nine months ended September 30, 2022 includes the revenue regarding the right-to-use license for IMA401 amounting to €91.3 million.

Deferred revenue related to the collaboration agreements consists of the following:

	As of
	September 30, 2023	December 31, 2022

	(Euros in thousands)
Current	62,049	64,957
Non-current	54,860	75,759

Total	116,909	140,716

Deferred revenues are contract liabilities within the scope of IFRS 15. The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.0 million and €0.1 million for the three months ended September 30, 2023 and September 30, 2022 as well as expenses of €0.0 million and €0.5 million for the nine months ended September 30, 2023 and September 30, 2022.

6. Financial result

Other financial income and financial expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

	(Euros in thousands)		(Euros in thousands)
Interest income	3,994	670	8,993	745
Foreign currency gains	5,753	7,169	5,421	15,868

Other financial income	9,747	7,839	14,414	16,613

Interest expenses	(218)	(210)	(620)	(748)
Foreign currency losses	(974)	(216)	(3,010)	(1,202)
Losses on financial instruments	(383)	—	(516)	—

Other financial expenses	(1,575)	(426)	(4,146)	(1,950)
Change in fair value of liabilities for warrants	(1,395)	(5,865)	(7,103)	7,877
Financial result	6,777	1,548	3,165	22,540

Interest income mainly results from short-term deposits as well as cash balances for the three and nine months ended September 30, 2023. Interest expenses mainly result from leases.

Foreign currency gains and losses mainly consist of realized and unrealized gains and losses in connection with our USD holdings of cash and cash equivalents, short-term deposits as well as bonds.

The fair value of the warrants increased from €2.35 ($2.51) per warrant as of December 31, 2022 to €3.15 ($3.42) as of June 30, 2023 and to €3.34 ($3.54) as of September 30, 2023. The result is an increase in fair value of warrant liabilities of €1.4 million for the three months ended September 30, 2023 and an increase in fair value of warrant liabilities of €7.1 million for the nine months ended September 30, 2023.

The fair value of the warrants decreased from €3.88 ($4.39) per warrant as of December 31, 2021 to €1.96 ($2.04) as of June 30, 2022 and increased to €2.78 ($2.71) as of September 30, 2022. The result is an increase in fair value of warrant liabilities of €5.9 million for the three months ended September 30, 2022 and a decrease in fair value of warrant liabilities of €7.9 million for the nine months ended September 30, 2022.

7. Income Tax

During the three and nine months ended September 30, 2023, the Group generated a net loss. The Group correspondingly recognized no income tax expense and no equivalent current tax liability for the three and nine months ended September 30, 2023. During the nine months ended September 30, 2022, the Group generated a net income due to the recognition of revenue in connection with the license component of the BMS collaboration agreement on IMA401. This one-time revenue is not accounted for under German GAAP and consequently under German tax accounting. Instead, the Group recognizes revenue for the BMS agreement over the period of the clinical trial service.

The deferred tax liability arising from the temporary difference related to delayed revenue recognition under German tax accounting is offset by deferred tax assets on tax losses carried forward that were previously not capitalized due to the Group’s expectation of generating taxable losses in the foreseeable future. During the three and nine months ended September 30, 2023 and 2022, the Group’s German operations were subject to a statutory tax rate of 28.5% and the Group´s U.S. operations were subject to a federal corporate income tax rate of 21%.

For Immatics GmbH, the Group recognized an income tax expense and an equivalent current tax liability in the amount of €1.7 million for the nine months ended September 30, 2022. The income tax expense is calculated based on taxable income of Immatics GmbH for the nine months ended September 30, 2022 and does not take into account any potential income or loss of the following quarter. The Group applied the estimated effective tax rate for the financial year 2022 to the taxable income for the nine months ended September 30, 2022. Since no deferred tax assets have been recognized as of December 31, 2021, the Group took into account the tax losses carried forward that can be used to offset the taxable income generated in the nine months ended September 30, 2022. In accordance with §10d para 2 EStG (German income tax code), 60% of an income of a given year can be offset with tax losses carried forward. Accordingly, 40% of the income before tax of Immatics GmbH is subject to income tax.

As the profit generated in the nine months ended September 30, 2022, is considered a one-time profit, no deferred tax assets exceeding the deferred tax liability for temporary differences have been recognized in respect of tax losses carried forward. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets.

The Group continued to generate losses for all entities within the Group during the three and nine months ended September 30, 2023 as well as for all entities apart from Immatics GmbH during the three and nine months ended September 30, 2022.

Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

8. Share-based payments

Immatics N.V. has two share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). At the Annual General Meeting on June 13, 2022, Immatics shareholders approved the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”). The 2022 Equity Plan allows the company to grant additional options, other than that it does not materially differ from the 2020 Equity Plan.

Immatics GmbH previously issued share-based awards to employees under two different plans. Under the GmbH Stock Appreciation Program 2010 (the “2010 Plan”), the Company issued stock appreciation rights (“SARs”), which the Group accounted for as cash-settled awards. Under the Immatics Biotechnologies 2016 Equity Incentive Plan (“2016 Plan”), the Company issued tandem awards, which contained the possibility to function as either a SAR or a stock option.

The Group accounted for awards issued under the 2016 Plan, which were redeemable in either cash or equity shares at the Group’s discretion, as equity-settled.

As part of the ARYA Merger, all outstanding awards under the 2010 Plan and 2016 Plan were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. Under the 2020 Plan, management and employees have been granted different types of options, all of which are equity-settled transactions. As part of the replacement, active employees and management members received stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vested fully on July 31, 2021. The awards have a ten-year contract life.

Matching Stock Options outstanding as of September 30, 2023:

	2023
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,348,004
Matching Stock Options forfeited	—	—
Matching Stock Options exercised	10.00	720
Matching Stock Options expired	10.00	4,636
Matching Stock Options outstanding on September 30,	10.00	1,342,648
Matching Stock Options exercisable on September 30,	10.00	1,342,648
Weighted average remaining contract life (years)	6.75

For any outstanding 2016 Plan and 2010 Plan awards scheduled to vest on or after January 1, 2021, employees received replacement stock options (“Converted Options”) to acquire shares in Immatics N.V. The Converted Options have comparable terms to previous awards, with revised exercise prices reflecting the reorganized capital structure of Immatics. The options granted under the 2020 Equity Plan that gives employees the right to acquire shares in Immatics N.V., are accounted for as a modification under IFRS 2, with the incremental fair value expensed over the remaining vesting period.

The incremental fair value is the difference between the fair value of the options to purchase ordinary shares under the 2020 Equity Plan to acquire shares in Immatics N.V., and the fair value of the exchanged unvested SAR (both measured at the date on which the replacement award is issued).

Converted Options outstanding as of September 30, 2023:

	2023
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.74	525,181
Converted Options forfeited	1.14	909
Converted Options exercised	1.23	18,269
Converted Options expired	0.85	11
Converted Options outstanding on September 30,	2.80	505,992
Converted Options exercisable on September 30,	2.80	505,992
Weighted average remaining contract life (years)	4.26

Under the 2020 Plan and the 2022 Plan, Immatics also issues employee stock options with a service requirement (“Service Options”), to acquire shares of Immatics N.V. The service-based options for employees including management will vest on a four-year time-based vesting schedule. Under the 2022 Plan, annual service options for members of the Board of Directors will vest entirely after one year. Service Options are granted on a recurring basis.

The Company granted Service Options on April 3, 2023, on June 27, 2023 and on September 13, 2023, which were accounted for using the respective grant date fair value. Immatics applied a Black Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of $7.15 for Service Options granted during the nine months ended September 30, 2023.

	As of April 3, 2023	As of June 27, 2023	As of September 13, 2023
Exercise price in USD	$6.89	$11.41	$11.87
Underlying share price in USD	$6.89	$11.41	$11.87
Volatility	84.84%	86.76%	86.52%
Time period (years)	6.11	5.74	6.11
Risk free rate	3.47%	3.94%	4.32%
Dividend yield	0.00%	0.00%	0.00%

Service Options outstanding as of September 30, 2023:

	2023
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	10.07	6,129,160
Service Options granted in 2023	9.71	558,663
Service Options forfeited	9.67	212,697
Service Options exercised	9.95	12,082
Service Options expired	10.70	19,061
Service Options outstanding on September 30,	10.05	6,443,983
Service Options exercisable on September 30,	10.10	2,360,791
Weighted average remaining contract life (years)	8.33

In addition, after the closing of the ARYA Merger certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively.

A Monte-Carlo simulation model has been used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization in the calculation of the award’s fair value at grant date.

PSUs outstanding as of September 30, 2023:

	2023
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.08	3,666,000
PSUs granted in 2023	—	—
PSUs forfeited	10.00	12,000
PSUs outstanding on September 30,	10.08	3,654,000
PSUs exercisable on September 30,	—	—
Weighted average remaining contract life (years)	6.80

The Group recognized total employee-related share-based compensation expenses from all plans, during the three and nine months ended September 30, 2023 and 2022 as set out below:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

	(Euros in thousands)		(Euros in thousands)
Research and development expenses	(2,644)	(3,206)	(9,459)	(9,581)
General and administrative expenses	(2,040)	(2,257)	(6,840)	(7,144)

Total	(4,684)	(5,463)	(16,299)	(16,725)

9. Other current and non-current assets

Other current assets consist of the following:

	As of
	September 30, 2023	December 31, 2022

	(Euros in thousands)
Prepaid expenses	10,821	10,450
Value added tax receivables	875	1,031
Other assets	6,777	2,357

Total	18,473	13,838

Prepaid expenses include expenses for licenses and software of €6.4 million as of September 30, 2023 and €7.4 million as of December 31, 2022 and prepaid insurance expenses of €1.6 million as of September 30, 2023 and €1.2 million as of December 31, 2022. The Group accrued €0.3 million as of September 30, 2023 and €0.4 million as of December 31, 2022 of incremental cost for the successful arrangement of the BMS collaboration signed in 2019 and the Genmab collaboration agreement.

Additionally, prepaid expenses include expenses for maintenance of €0.9 million as of September 30, 2023 and €0.7 million as of December 31, 2022. The remaining amount is mainly related to prepaid expenses for contract research organizations and travel expenses.

Other assets include receivables from capital gains tax and accrued interest income.

Other non-current assets consist of the following:

	As of
	September 30, 2023	December 31, 2022

	(Euros in thousands)
Prepaid expenses	1,048	1,906
Other assets	613	639

Total	1,661	2,545

Prepaid expenses include the non-current portion of prepayments for licensing agreements of €0.7 million as of September 30, 2023 and €1.5 million as of December 31, 2022, prepaid maintenance expenses of €0.2 million as of September 30, 2023 and €0.3 million as of December 31, 2022 and accrued incremental cost of the BMS and Genmab collaboration agreement of €0.2 million as of September 30, 2023 and €0.1 million as of December 31, 2022. Other assets include the non-current portion for prepaid deposit expenses.

10. Property, plant and equipment, intangible assets and Right-of-use assets

During the three months ended September 30, 2023 and September 30, 2022, the Group acquired property, plant and equipment and intangible assets in the amount of €7.9 million and €1.3 million, respectively.

During the nine months ended September 30, 2023 and September 30, 2022, the Group acquired property, plant and equipment and intangible assets in the amount of €23.5 million and €3.5 million, respectively.

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €20.0 million for the nine months ended September 30, 2023. During the nine months ended September 30, 2023, a new office space in Tübingen, Germany, lease term extensions and rent increases to existing lease agreements resulted in an addition in right-of-use assets and corresponding lease liability in the amount of €4.1 million.

11. Provisions

Provisions consist of the following:

	As of
	September 30, 2023	December 31, 2022

	(Euros in thousands)
Provision for bonuses	4,851	—

Total	4,851	—

These amounts include provisions for the Group’s annual employee bonuses.

12. Accounts payables

Accounts payables consist of the following:

	As of
	September 30, 2023	December 31, 2022

	(Euros in thousands)
Accounts payables	6,155	4,025
Accrued liabilities	13,674	9,031

Total	19,829	13,056

13. Other current liabilities

Other current liabilities consist of the following:

	As of
	September 30, 2023	December 31, 2022

	(Euros in thousands)
Income tax liability	4,298	4,298
Payroll tax	1,785	3,426
Accrual for vacation	1,279	806
Accrued bonuses	—	680
Other liabilities	251	156

Total	7,613	9,366

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represents fair values due to their short-term nature.

14. Shareholders’ equity

As of September 30, 2023 and December 31, 2022, the total number of ordinary shares of Immatics N.V. outstanding is 84,656,114 and 76,670,699 with a par value of €0.01, respectively.

During the nine months ended September 30, 2023, the Group issued 5.5 million shares under the ATM agreement with Leerink Partners LLC and collected a gross amount of €58.8 million less transaction costs of €1.8 million, resulting in an increase in share capital of €55 thousand and share premium of €57.0 million.

On July 19, 2023, the Group completed a private placement transaction of 2.4 million shares with a subscription price of $14.46 per ordinary share with BMS. The Group received gross proceeds of €31.5 million less transaction costs of €0.3 million, resulting in an increase in share capital of €24 thousand and share premium of €31.2 million.

Additionally, the number of ordinary shares increased during the nine months ended September 30, 2023, due to exercised share options from the Group’s equity incentive plan.

Other reserves are related to accumulated foreign currency translation amounts associated with the Group’s U.S. operations.

15. Related party disclosures

During the three and nine months ended September 30, 2023, the Group did not enter into any new related-party transactions with its key management personnel or with related entities other than the granting of a total of 227,500 Service options to its Board of Directors for the three and nine months ended September 30, 2023.

16. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the unaudited interim condensed consolidated financial statements.

Carrying amount per measurement category
Financial assets			Financial liabilities
Euros in thousands	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	September 30, 2023
Current/non-current assets
Cash and cash equivalents	—	83,446	—	—	83,446
Short-term deposits*	—	282,574	—	—	282,574
Bonds*	—	—	—	—	—
Accounts receivables	—	514	—	—	514
Other current/non-current assets	—	5,637	—	—	5,637
Current/non-current liabilities
Accounts payable	—	—	—	19,137	19,137
Other current liabilities	—	—	—	50	50
Liabilities for warrants	—	—	24,017	—	24,017
Lease liabilities	—	—	—	16,460	16,460

Total	—	372,171	24,017	35,647	—

Carrying amount per measurement category
Financial assets			Financial liabilities
Euros in thousands	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	December 31, 2022
Current/non-current assets
Cash and cash equivalents	—	148,519	—	—	148,519
Short-term deposits*	—	154,930	—	—	154,930
Bonds*	—	58,756	—	—	58,756
Accounts receivables	—	1,111	—	—	1,111
Other current/non-current assets	—	2,402	—	—	2,402
Current/non-current liabilities
Accounts payable	—	—	—	11,735	11,735
Other current liabilities	—	—	—	54	54
Liabilities for warrants	—	—	16,914	—	16,914
Lease liabilities	—	—	—	14,563	14,563

Total	—	365,718	16,914	26,352	—

*	“Short-term deposits” and “Bonds” are classified within the balance sheet item “Other financial assets”

In all valuation categories with the exception of Bonds, the carrying amount represents a reasonable approximation of the fair value based on the short-term maturities of these instruments. Set out below are the carrying amounts and fair values of the Group’s Bonds as of September 30, 2023 and December 31, 2022. The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	As of
	September 30, 2023		December 31, 2022
Euros in thousands	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	—	—	58,756	58,300

Total	—	—	58,756	58,300

All financial assets are categorized based on Level 1 inputs and are therefore valued using quoted (unadjusted) market prices. All financial liabilities are also categorized based on Level 1 inputs.

The bonds’ contractual cash flows represent solely payments of principal and interest and Immatics intends to hold the bonds to collect the contractual cash flows. The Group therefore accounts for the bonds as a financial asset at amortized cost. Bonds are classified as Level 1 of the fair value hierarchy, as they are listed on publicly traded markets.

Liabilities for warrants are comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measures the warrants at fair value by using the closing price of warrants at Nasdaq. The warrants are measured in each reporting period. Changes in the fair value are recognized in the Company’s Consolidated Statement of Profit/(Loss) as financial income or expenses, as appropriate. The warrants are classified as Level 1 of the fair value hierarchy. The maturity of the liabilities for warrants is dependent on the development of the share price as well as the decisions by the Immatics Warrants holders.

17. Earnings and Loss per Share

The Group reported basic and diluted loss and earnings per share during the three and nine months ended September 30, 2023 and 2022. Basic and diluted loss per share and basic earnings per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share for the nine months ended September 30, 2022, are calculated by adjusting the weighted-average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Group’s weighted average share price for the nine months ended September 30, 2022, are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares.

The Group was loss-making during the three and nine months ended September 30, 2023 and during the three months ended September 30, 2022, therefore all instruments are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including the outstanding equity awards and the 7,187,500 Immatics Warrants issued in 2020 and outstanding as of September 30, 2023.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

	(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Net profit/(loss):	(26,489)	(20,935)	(70,846)	50,746
Basic	(0.32)	(0.32)	(0.90)	0.79
Diluted	(0.32)	(0.32)	(0.90)	0.78
Weighted average shares outstanding:
Basic	83,386,502	65,634,347	79,156,642	64,508,091
Diluted	83,386,502	65,634,347	79,156,642	65,239,279

18. Events occurring after the interim reporting period

On September 7, 2023, Immatics Biotechnologies GmbH entered into a strategic research and development collaboration agreement with Moderna. The contract became effective in October 2023 upon receiving clearance under the HSR Act and the Company received an upfront payment of $120 million (€113 million). The Company will account for the collaboration agreement as part of the fourth quarter 2023 financial reporting and determined to not recognize any revenue in relation to the upfront payment, due to the missing HSR clearing as of September 30, 2023.

In October 2023, Genmab provided Immatics with notice of its decision to terminate one of the bispecifics programs under the collaboration. Immatics and Genmab continue their collaboration with the development of one TCER® program. The termination was a non-adjusting subsequent event and is therefore not reflected in these financial statements.

The Company evaluated further subsequent events for recognition or disclosure through November 14, 2023 and did not identify additional material subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, the “Group”, “we”, “our”). You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three and nine month-period ended September 30, 2023 and 2022 included in this interim report. You should also read our operating and financial review and prospects and our Consolidated Financial Statements for fiscal year 2022, and the notes thereto, in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 22, 2023 (the “Annual Report”). The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our purpose is to deliver a meaningful impact on the lives of cancer patients by developing novel TCR-based immunotherapies that are designed to achieve effect beyond an incremental clinical benefit. Our focus is the development of product candidates for the treatment of patients with solid tumors, who are inadequately served by existing treatment modalities. We strive to become an industry leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing TCR immunotherapies for the benefit of cancer patients, our employees, our shareholders and our partners.

By utilizing TCR-based therapeutics, we are able to direct T cells to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We believe that by identifying what we call true cancer targets and the right TCRs, we are well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to substantially improve the lives of cancer patients.

We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: TCR-engineered autologous (“ACTengine”) or allogeneic (“ACTallo”) Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics, also called T cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for a variety of cancer patient populations with different unmet medical needs. Our current pipeline comprises several proprietary TCR-based product candidates in clinical and preclinical development. In addition to our proprietary pipeline, we are collaborating with industry-leading partners, including Bristol Myers Squibb (“BMS”), Editas Medicine and Genmab, to develop multiple additional therapeutic programs covering ACT and Bispecifics. In September 2023, we entered into an additional collaboration with Moderna, which became effective in October 2023.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through payments from our collaboration partners.

We have assembled a team of 433 and 380 FTEs as of September 30, 2023 and December 31, 2022, respectively.

Through September 30, 2023 we have raised €1.03 billion through licensing payments from our collaborators and through private and public placements of securities. We are holding Cash and cash equivalents and Other financial assets of €366.0 million as of September 30, 2023. This does not include the upfront payment received from Moderna as part of the new collaboration agreement of $120 million (€113 million), received in October 2023. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

Since our inception, we have incurred net losses, which have been significant in recent periods. The net profit for the year ended December 31, 2022 was due to a one-time upfront payment. We expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. Our future profitability will be dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and, unless and until we do, we will continue to need to raise additional capital. Our net losses may fluctuate significantly from period to period and year to year.

Global Developments

Currently, multiple global uncertainties are existing.

The conflicts between Russia and Ukraine and the Palestinian-Israeli conflict have resulted, and may further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia, Ukraine or Israel, it does not expect that the ongoing conflicts will have a direct impact on its operations in the near term. However, the Company may be indirectly affected by price increases or certain policy changes, such as new tax legislation, economic sanctions and comparable measures. While the conflicts are currently not expected to have a direct impact on our Company, this may change especially in case of further expansion of the scale of the conflicts. In addition, other geopolitical instabilities might impact the Group in the future.

During the nine months ended September 30, 2023, Silicon Valley Bank and Credit Suisse, two large banks, as well as other smaller banks, were subject to liquidity problems. The Group does not hold deposits or securities with any of the affected banks. While the banking system remained stable overall, we will continue to closely monitor the situation.

While there is currently no material direct risk identified for the Group from COVID-19, Immatics will continue to monitor the effects of the pandemic as well.

Our Strategy

Our mission is to deliver the power of T cells to cancer patients. We seek to execute the following strategy to develop TCR-based immunotherapies for the treatment of cancer, maximizing the value of our technology platforms and the broad portfolio of product candidates:

•

Realize the full multi-cancer opportunity of PRAME. We believe PRAME (Preferentially Expressed Antigen in Melanoma) is one of the most promising and most prevalent, clinically validated solid tumor targets known to date. To leverage its full potential and maximize patient reach, we are pursuing the following developmental strategies: (1) Focusing and accelerating the development of our ACTengine IMA203 GEN1 TCR-T in cutaneous melanoma (potentially bundled with uveal melanoma), targeted to enter a registration-enabling Phase 2 clinical trial in 2024. In parallel, commencing dedicated dose expansion cohorts for signal finding in non-melanoma indications, including ovarian cancer, uterine cancer, NSCLC, triple-negative breast cancer, preferentially with IMA203CD8 GEN2 TCR-T. (2) Expanding the patient population that might benefit from a PRAME-targeting therapy by developing an off-the-shelf biologic TCER IMA402 with a different mechanism of action without the requirement for administration at specialized medical centers and (3) Expanding beyond HLA-A*02 by investigating new target-TCR pairs for PRAME epitopes binding to other HLA types.

•

Advance our pipeline of innovative ACTengine TCR-T product candidates. In addition to our most advanced TCR-T product candidate ACTengine IMA203, our pipeline is strengthened by innovative cell therapy programs in development. ACTengine IMA204 is directed against the novel tumor stroma target COL6A3 that is highly prevalent across many different solid tumor types and provides a promising and innovate therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR-T cells directed against targets presented on tumor cells. IMA204 uses an affinity maturated CD8-independent, next-generation TCR that engages both CD4 and CD8 T cells without the need of CD8 co-transduction. Moreover, we continue to actively investigate multiple other next-generation enhancement and combination strategies to render ACTengine T cells even more potent to combat solid tumors and enhance tolerability and ease of use of our product candidates.

•

Advance our pipeline of next-generation, half-life extended TCR Bispecifics. In addition to PRAME TCER IMA402 which entered clinical development in August 2023, we have a broad portfolio of clinical and preclinical TCR Bispecifics. Phase 1 clinical development commenced in May 2022 for our most advanced TCER program IMA401 targeting MAGEA4/8. IMA401 is being developed in collaboration with BMS and we seek to deliver clinical PoC for IMA401 and thus our TCER platform as fast as possible. We also continue development of several innovative preclinical TCER product candidates against so far undisclosed targets for our proprietary and/or partnered pipeline. TCER engineering and preclinical testing is ongoing for several TCER candidates, IMA40x, targeting peptides presented by HLA-A*02:01 and other HLA-types. Our next-generation, half-life extended TCER format used in all our candidates is designed to safely apply high drug doses for activity in a broad range of tumors, even with low target density, and to achieve a patient-convenient dosing schedule.

•

Further enhance our cell therapy manufacturing capabilities. Our proprietary ACTengine manufacturing process is generating TCR-T cells that have been shown to achieve a high rate of objective responses, infiltrate the patient’s tumor and function in the solid tumor microenvironment. With a manufacturing time of approximately one week and an accelerated product release time of seven (7) days, we are aiming at shortening the vein-to-vein time and to provide products to patients as fast as possible. We have implemented several manufacturing enhancements in our IMA203 Phase 1b trial (including depletion cell enrichment) that enhanced key features of the cell product and were focused on robustness, quality, and speed of product release. We continue to implement minor process improvements to prepare for pivotal trials and potential commercialization.

We are currently expanding our cell therapy manufacturing capabilities with construction of a state-of-the-art GMP manufacturing facility for registration-directed and commercial production of ACTengine TCR-T products, including IMA203. The manufacturing facility is expected to be operational in 2024.

•

Develop allogeneic off-the-shelf cell therapies. We aim to increase the commercial opportunity of cell therapies by supplying products to patients more quickly and at lower cost with our off-the-shelf cell therapy approach, ACTallo. ACTallo is our proprietary allogeneic adoptive cell therapy platform based on gamma delta T cells sourced from healthy donors and designed to create hundreds of doses from one single donor leukapheresis. In June 2022, we entered into strategic collaborations with Bristol Myers Squibb and Editas Medicine with the goal to develop transformative next-generation allogeneic gamma delta TCR-T/CAR-T programs with enhanced persistence, safety and potency by combining our proprietary ACTallo platform with Bristol Myers Squibb’s next-gen technologies and Editas Medicine’s CRISPR gene editing technology.

•

Leverage the full potential of strategic collaborations. We have entered strategic collaborations with key industry partners to maintain our leadership position in the TCR therapeutics field and are also actively seeking to enter strategic collaborations with industry leading partners and to strengthen our proprietary pipeline. We intend to generate value from these strategic collaborations by developing transformative, cutting-edge therapeutics through the combination of synergistic capabilities and technologies, and we benefit through upfront payments and potential milestone payments and royalties for product candidates that our partners successfully advance into and through clinical development and towards commercial launch.

•

Strengthen our intellectual property portfolio. We intend to continuously build and maintain our intellectual property portfolio. The protection of our intellectual property assets is a foundational element of our ability to not only strengthen our product pipeline, but also to successfully defend and strengthen our position in the field of TCR therapies.

•

Enhance the competitive edge of our technology platforms. Our target and TCR discovery platforms XPRESIDENT and XCEPTOR are the foundation for the further strengthening our product pipeline and our position in the field of TCR-based therapies. We have developed a suite of proprietary technologies to identify what we refer to as “true targets” and “right TCRs.” True targets are (i) naturally occurring at significant levels on native tumor tissue (in contrast to being in silico predicted or identified from cell line cultures), and (ii) highly specific to cancer cells. Right TCRs are (i) high-affinity TCRs, and (ii) highly specific to the respective cancer target, with no or minimized cross-reactivities to healthy tissues. We leverage this unique knowledge to develop a pipeline of transformative TCR-based product candidates. Our goal is to maintain and expand our competitive edge in highly differentiated platform technologies aimed at developing additional, better and highly innovative product candidates within shorter development timelines, for mid- and long-term value generation as part of our own or partnered pipeline.

Portfolio Update

ACTengine® IMA203

On November 8, 2023, the company announced interim data from the ongoing Phase 1 trial with ACTengine® IMA203 in patients with recurrent and/or refractory solid cancers (data cut-off September 30, 2023). The update was focused on IMA203 GEN1 in melanoma patients at the recently defined recommended Phase 2 dose (RP2D, 1.0-10x109 total TCR-T cells) and the first clinical data for IMA203CD8 GEN2.

•	IMA203 GEN1 in melanoma patients treated at RP2D in Phase 1a and Cohort A:

•	Interim update on first-generation IMA203 that includes functional CD8 T cells targeting an HLAA* 02-presented peptide derived from PRAME.

•

Safety population (N=16 patients infused): IMA203 GEN1 monotherapy continues to be well tolerated. All 16 patients experienced cytopenia (Grade 1-4) associated with lymphodepletion as expected. Patients had mostly mild-moderate cytokine release syndrome (CRS), of which 10 patients (63%) had Grade 1, and 5 patients (31%) Grade 2 and 1 patient (6%) Grade 3 CRS. One non-serious, mild (Grade 1) immune effector cell associated neurotoxicity syndrome (ICANS) was observed. No dose-dependent increase of CRS, no dose-limiting toxicities (DLTs) and no IMA203- related death was observed. The safety profile for non-melanoma patients treated with IMA203 GEN1 was generally consistent with safety in the melanoma subset.

•

Efficacy population (N=13 patients infused with at least one available response assessment): Patients received a median total infused dose of 1.73x10[9] IMA203 TCR-T cells (range 1.07-5.12x10[9] TCR-T cells). Most patients were heavily pre-treated with a median of 4 lines of systemic therapies, thereof a median of 2 lines of checkpoint inhibitors; all 8 cutaneous melanoma patients were checkpoint inhibitor-refractory and 5 of 8 were BRAF inhibitor-pretreated.

•	50% (6/12) confirmed objective response rate (cORR) and 62% (8/13) initial ORR (RECIST 1.1).

•	Durability of responses ongoing beyond 12 months in one patient and beyond 15 months in two patients following infusion.

•	Median duration of response (mDOR) was not reached (min 2.2+ months, max 14.7+ months) at a median follow-up (mFU) of 14.4 months.

•

Development strategy: Immatics has recently received Regenerative Medicine Advanced Therapy (RMAT) designation from the FDA for IMA203 GEN1 in multiple PRAME-expressing cancers, including cutaneous and uveal melanoma, and is now targeting a registration-enabling Phase 2 trial in cutaneous melanoma potentially bundled with uveal melanoma in 2024. Discussions with FDA to align on patient population, trial design and CMC aspects of the planned Phase 2 trial are ongoing. An update on the clinical development plan is expected in the first quarter of 2024.

IMA203CD8 GEN2 in Cohort C:

•	First clinical data on second-generation IMA203CD8 that includes functional CD8 and CD4 T cells targeting an HLA-A*02-presented peptide derived from PRAME.

•

12 patients in this basket trial were infused with IMA203CD8 GEN2 across DL3 (0.2-0.48x10[9] TCRT cells/m2 BSA), DL4a (0.481-0.8x10[9] TCR-T cells/m2 BSA) and DL4b (0.801-1.2x10[9] TCR-T cells/m2) with a median total infused dose of 1.17x10[9] IMA203CD8 TCR-T cells (range 0.64-2.05x10[9] TCR-T cells).

•	All patients were heavily pre-treated with a median of 3 lines of systemic therapies.

•

IMA203CD8 GEN2 exhibits a manageable tolerability profile. All patients experienced cytopenia (Grade 1-4) associated with lymphodepletion as expected. 11 out of 12 patients (92%) experienced a cytokine release syndrome (CRS), of which 8 patients (67%) had Grade 1 or 2 CRS, 2 patients (17%) had Grade 3 CRS (both treated at DL4b) and 1 patient (8%) had a Grade 4 CRS (treated at DL4b). The latter patient also had a reported Grade 4 neurotoxicity. No ICANS or neurotoxicity was reported for the other patients. No IMA203CD8-related deaths were observed. Dose-limiting toxicities (DLTs) were reported for 2 of 4 patients treated at DL4b. No DLT was reported for all 4 patients treated at DL3, or all 4 patients treated at DL4a. DL4a dose cohort is ongoing.

•	Initial clinical activity was observed during dose escalation across all dose levels with a cORR of 56% (5/9) and initial ORR of 58% (7/12) (RECIST 1.1).

•	6 of 7 responses (including two unconfirmed responses with no subsequent scan available at data cut-off) were ongoing at data cut-off with longest response at >12 months after infusion.

•	mDOR was not reached (min 2.0+ months, max 11.5+ months) at a mFU of 4.8 months.

•	Reduction of tumor size was observed in 11 out of 12 patients, with a deepening of response from initially stable disease (SD) to partial response (PR) observed in two patients.

•

Translational data showed enhanced pharmacology of IMA203CD8 GEN2: trend towards responses at lower T cell dose and higher tumor burden compared to IMA203 GEN1; IMA203CD8 GEN2 achieved higher peak expansion (Cmax) when normalized to infused dose and T cells showed higher initial activation levels without exhaustion over time.

Development path for IMA203 GEN1 and IMA203CD8 GEN2 monotherapies

The goal of Immatics’ development strategy is to make its cell therapies targeting PRAME available to the broadest possible solid cancer patient population with an initial focus on the US market. To achieve this, Immatics has announced a three-step development strategy for leveraging the full breadth of PRAME, a target that is highly expressed in various solid cancers.

1.

Focus on IMA203 GEN1 in cutaneous melanoma (potentially bundled with uveal melanoma), targeted to enter a registration-enabling Phase 2 clinical trial in 2024. Discussions with FDA to align on patient population, clinical trial design and CMC aspects are ongoing under the RMAT designation achieved for IMA203 GEN1 in multiple cancer types including cutaneous and uveal melanoma. There are up to 3,300 HLA-A*02 and PRAME-positive cutaneous and uveal melanoma last-line patients per year in the US. An update on the clinical development plan is expected in the first quarter of 2024.

2.

In parallel, commence dedicated dose expansion cohorts for signal finding in ovarian and uterine cancer, preferentially with IMA203CD8 GEN2. Enrollment of patients with these cancer types is already ongoing. There are up to 9,000 HLA-A*02 and PRAME-positive ovarian and uterine lastline cancer patients per year in the US.

3.

The development of a broader tumor-agnostic label in PRAME-positive solid cancers, including in NSCLC, triple-negative breast cancer, and others. This could leverage the full potential of PRAME across multiple solid cancer types.

TCR Bispecifics Programs

Immatics’ T cell engaging receptor (TCER®) candidates are next-generation, half-life extended TCR Bispecific molecules designed to maximize efficacy while minimizing toxicities in patients through Immatics’ proprietary format using a high-affinity TCR domain against the tumor target and a lowaffinity T cell recruiter binding to the T cell.

•

TCER® IMA401 (MAGEA4/8) – The Phase 1 trial to evaluate safety, tolerability and initial antitumor activity of TCER® IMA401 in patients with recurrent and/or refractory solid tumors is ongoing. IMA401 targets an HLA-A*02:01-presented peptide that occurs identically in two different proteins, MAGEA4 and MAGEA8. This target peptide has been selected based on natural expression in native solid tumors at particularly high target density (peptide copy number per tumor cell identified by Immatics’ proprietary quantitative mass spectrometry engine XPRESIDENT®). MAGEA4 and MAGEA8 are expressed in multiple solid cancers including lung cancer, head and neck cancer, melanoma, ovarian cancer, sarcoma and others. IMA401 is being developed in collaboration with Bristol Myers Squibb. First clinical data is expected to be announced in 2024.

•

TCER® IMA402 (PRAME) – Immatics initiated the Phase 1/2 trial investigating the company’s fully owned TCER® candidate IMA402 in patients with recurrent and/or refractory solid tumors in August and dosed the first patients. Initial focus indications are ovarian cancer, lung cancer, uterine cancer, and cutaneous and uveal melanoma, among others. IMA402 targets an HLAA* 02:01-presented peptide derived from the tumor antigen PRAME. This target peptide has been selected based on natural expression in native solid primary tumors and metastases at particularly high target density (peptide copy number per tumor cell identified by Immatics’ proprietary quantitative mass spectrometry engine XPRESIDENT®). An update with first clinical data on TCER® IMA402 is anticipated in 2024.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements, such as with BMS and Genmab. Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses.

Upfront payments allocated to the obligation to perform research and development services are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “Critical Accounting Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In three of our four current revenue generating collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations.

For the collaboration signed with BMS in December 2021, we identified two separate performance obligations, because the license is a distinct obligation and the running of the clinical trial services will not result in a modification of the license.

The collaboration agreements resulted in €412.7 million of payments through September 30, 2023. We received a $15 million (€13.7 million) Opt-in payment from our collaboration partner BMS in 2023. As part of the agreements, we contribute our XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration. Under each of our revenue generating collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts our ability to generate revenue.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us and/or by our collaboration partners. In the foreseeable future, we do not expect revenue from product sales. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel TCR-based immunotherapies to cancer patients:

•

Realize the full multi-cancer opportunity of PRAME by (1) Focusing and accelerating the development of our ACTengine IMA203 GEN1 TCR-T in cutaneous melanoma (potentially bundled with uveal melanoma), targeted to enter a registration-enabling Phase 2 clinical trial in 2024. In parallel, commencing dedicated dose expansion cohorts for signal finding in ovarian and uterine cancer, preferentially with IMA203CD8 GEN2 TCR-T. Development of a broader tumor-agnostic label in PRAME+ solid cancers, including in NSCLC, triple-negative breast cancer, and others, (2) Expanding the patient population that might benefit from a PRAME-targeting therapy by developing an off-the-shelf biologic TCER IMA402 with a different mechanism of action without the requirement for administration at specialized medical centers and (3) Expanding beyond HLA-A*02 by investigating new target-TCR pairs for PRAME epitopes binding to other HLA types ;

•	Advance our pipeline of innovative ACTengine TCR-T product candidates;

•	Advance our pipeline of next-generation, half-life extended TCR Bispecifics;

•	Enhance the commercial opportunities of cell therapies;

•	Further enhance our cell therapy manufacturing capabilities;

•	Leverage the full potential of strategic collaborations;

•	Strengthen our intellectual property portfolio; and

•	Enhance the competitive edge of our technology platforms.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses to increase substantially in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect to increase our headcount to support our continued research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;

•	we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	we or our manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. It could take several years before we learn the results from any clinical trial using ACT or TCR Bispecifics. The data collected from our clinical trials may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our ACT or TCR Bispecific product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our planned increase in research and development activities as explained above, we also expect that our general and administrative expenses might increase. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Financial Result

Financial result consists of income and expenses from changes in fair value of warrant liability as well as both other financial income and other financial expenses. Our warrants are classified as liabilities for warrants. The change in fair value of warrant liabilities consists of the change in fair value of these warrants. Other financial income results primarily from interest income and foreign exchange gains. Other financial expenses consist of interest expenses related to lease liabilities, foreign exchange losses and expected credit losses.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2023 and September 30, 2022

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	5,926	15,060	38,076	135,183
Research and development expenses	(30,498)	(28,572)	(85,396)	(78,933)
General and administrative expenses	(8,881)	(8,422)	(27,825)	(26,383)
Other income	186	9	1,134	42

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Operating result	(33,267)	(21,925)	(74,011)	29,909
Change in fair value of liabilities for warrants	(1,395)	(5,865)	(7,103)	7,877
Other financial income	9,748	7,839	14,414	16,613
Other financial expenses	(1,575)	(426)	(4,146)	(1,950)

Financial result	6,778	1,548	3,165	22,540

Profit/(loss) before taxes	(26,489)	(20,377)	(70,846)	52,449
Taxes on income	—	(558)	—	(1,703)
Net profit/(loss)	(26,489)	(20,935)	(70,846)	50,746

Net profit/(loss) per share:
Basic	(0.32)	(0.32)	(0.90)	0.79
Diluted	(0.32)	(0.32)	(0.90)	0.78

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

	(Euros in thousands)		(Euros in thousands)
Genmab, Denmark	(2,575)	2,945	(2,361)	9,989
BMS, United States	8,501	10,982	40,437	121,514
GSK, United Kingdom	—	1,133	—	3,680

Total	5,926	15,060	38,076	135,183

Our Revenue from collaboration agreements decreased from €15.1 million for the three months ended September 30, 2022 to €5.9 million for the three months ended September 30, 2023. The decrease in revenue of €9.2 million is mainly due to lower revenue recognized from the Genmab collaboration due to the negative revenue for the nine months ended September 30, 2023, which was a result of changes to the inputs in the cost-to-cost model resulting from an increase in the expected cost of the collaboration resulting in a reduction in calculated percentage of completion.

Our Revenue from collaboration agreements decreased from €135.2 million for the nine months ended September 30, 2022 to €38.1 million for the nine months ended September 30, 2023. The decrease in revenue of €97.1 million is mainly due to the recognized revenue regarding the right-to-use license for IMA401 amounting to €91.3 million for the nine months ended September 30, 2022, partially offset by revenue recognized regarding the BMS Opt-in payment of €13.7 million for the nine months ended September 30, 2023. Additionally, the revenue for the nine months ended September 30, 2023 from the collaboration agreement with Genmab is negative, due to the negative revenue recognized, which was a result of changes to the inputs in the cost-to-cost model resulting from an increase in the expected cost of the collaboration resulting in a reduction in calculated percentage of completion. The collaboration with GSK was terminated in 2022, so no further revenue was recognized for the three and nine months ended September 30, 2023.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(Euros in thousands)
Direct external research and development expenses by program:
ACT Programs	(6,576)	(5,982)	(15,379)	(14,649)
TCR Bispecifics Programs	(1,449)	(1,732)	(5,039)	(3,823)
Other programs	(2,237)	(1,338)	(5,268)	(4,570)

Sub-total direct external expenses	(10,262)	(9,052)	(25,686)	(23,042)

Indirect research and development expenses:
Personnel related (excluding share-based compensation)	(10,590)	(9,937)	(30,461)	(28,181)
Share-based compensation expenses	(2,644)	(3,206)	(9,459)	(9,581)
IP Expenses	(3,137)	(2,759)	(7,700)	(7,123)
Facility and depreciation	(1,876)	(1,849)	(5,608)	(5,263)
Other indirect costs	(1,989)	(1,769)	(6,482)	(5,743)

Sub-total indirect expenses	(20,236)	(19,520)	(59,710)	(55,891)

Total	(30,498)	(28,572)	(85,396)	(78,933)

Direct external research and development expenses for our ACT programs increased from €6.0 million for the three months ended September 30, 2022 to €6.6 million for the three months ended September 30, 2023. This increase mainly resulted from increased activities in our clinical trials. Direct external research and development expenses for our TCR Bispecifics programs decreased from €1.7 million for the three months ended September 30, 2022 to €1.4 million for the three months ended September 30, 2023. This decrease is expected to be temporary as the activities in our IMA402 clinical trial will increase.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €1.3 million for the three months ended September 30, 2022 to €2.2 million for the three months ended September 30, 2023. This increase mainly resulted from higher activities for IMA401, which is being developed in a collaboration with BMS, in comparison to the activities for the three months ended September 30, 2022.

Direct external research and development expenses for our ACT programs increased from €14.6 million for the nine months ended September 30, 2022 to €15.4 million for the nine months ended September 30, 2023. This increase mainly resulted from increased activities in our clinical trials.

Direct external research and development expenses for our TCR Bispecifics programs increased from €3.8 million for the nine months ended September 30, 2022 to €5.0 million for the nine months ended September 30, 2023. This increase mainly resulted from additional activities in our preclinical studies for IMA402 for which we started our clinical trial in August 2023.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €4.6 million for the nine months ended September 30, 2022 to €5.3 million for the nine months ended September 30, 2023. This increase mainly resulted from higher activities for IMA401, which is being developed in a collaboration with BMS, in comparison to the activities for the nine months ended September 30, 2022.

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facilities and laboratory equipment, and we also incur other costs such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses increased from €9.9 million for the three months ended September 30, 2022 to €10.6 million for the three months ended September 30, 2023. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €3.2 million for the three months ended September 30, 2022 to €2.6 million for the three months ended September 30, 2023. IP expenses increased from €2.8 million for the three months ended September 30, 2022 to €3.1 million for the three months ended September 30, 2023 due to our ongoing expansion of our IP portfolio. Facility and depreciation expenses increased from €1.8 million for the three months ended September 30, 2022 to €1.9 million for the three months ended September 30, 2023. Other indirect expenses increased from €1.8 million for the three months ended September 30, 2022 to €2.0 million for the three months ended September 30, 2023.

Personnel-related expenses increased from €28.2 million for the nine months ended September 30, 2022 to €30.5 million for the nine months ended September 30, 2023. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €9.6 million for the nine months ended September 30, 2022 to €9.5 million for the nine months ended September 30, 2023. IP expenses increased from €7.1 million for the nine months ended September 30, 2022 to €7.7 million for the nine months ended September 30, 2023 due to our ongoing expansion of our IP portfolio. Facility and depreciation expenses increased from €5.3 million for the nine months ended September 30, 2022 to €5.6 million for the nine months ended September 30, 2023. This increase resulted from the acquisition of laboratory equipment and leasehold improvements. Other indirect expenses increased from €5.7 million for the nine months ended September 30, 2022 to €6.5 million for the nine months ended September 30, 2023.

General and Administrative Expenses

The following table summarizes our General and administrative expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(Euros in thousands)
Share-based compensation expenses	(2,040)	(2,257)	(6,840)	(7,144)
Personnel related (excluding share-based compensation)	(2,926)	(2,878)	(9,334)	(8,118)
Professional and consulting fees	(1,463)	(1,146)	(4,121)	(4,225)
Other external general and administrative expenses	(2,452)	(2,141)	(7,530)	(6,896)

Total	(8,881)	(8,422)	(27,825)	(26,383)

General and administrative expenses increased from €8.4 million for the three months ended September 30, 2022 to €8.9 million for the three months ended September 30, 2023.

Share-based compensation expenses decreased from €2.3 million for the three months ended September 30, 2022 to €2.0 million for the three months ended September 30, 2023.

Personnel related general and administrative expenses, excluding share-based compensation, remained stable for the three months ended September 30, 2023.

Professional and consulting fees increased from €1.1 million for the three months ended September 30, 2022 to €1.5 million for the three months ended September 30, 2023. The increase in professional and consulting fees resulted mainly from higher legal expenses and consulting expenses.

Other external expenses increased from €2.1 million for the three months ended September 30, 2022 to €2.5 million for the three months ended September 30, 2023. The increase in other expenses mainly resulted from increased other operating expenses.

General and administrative expenses increased from €26.4 million for the nine months ended September 30, 2022 to €27.8 million for the nine months ended September 30, 2023.

Share-based compensation expenses decreased from €7.1 million for the nine months ended September 30, 2022 to €6.8 million for the nine months ended September 30, 2023.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €8.1 million for the nine months ended September 30, 2022 to €9.3 million for the nine months ended September 30, 2023. The increase mainly resulted from an increased headcount in our finance, IT, human resources and communications functions.

Professional and consulting fees decreased from €4.2 million for the nine months ended September 30, 2022 to €4.1 million for the nine months ended September 30, 2023. The decrease in professional and consulting fees resulted mainly from lower legal expenses and consulting expenses.

Other external expenses increased from €6.9 million for the nine months ended September 30, 2022 to €7.5 million for the nine months ended September 30, 2023. The increase in other expenses mainly resulted from increased other operating expenses.

Other Financial Income and Other Financial Expenses

Other financial income increased from €7.8 million for the three months ended September 30, 2022 to €9.7 million for the three months ended September 30, 2023. The increase mainly resulted from higher foreign exchange gains and interest income.

Other financial expenses increased from €0.4 million for the three months ended September 30, 2022 to €1.6 million for the three months ended September 30, 2023. The increase mainly resulted from higher foreign exchange losses.

Other financial income decreased from €16.6 million for the nine months ended September 30, 2022 to €14.4 million for the nine months ended September 30, 2023. The decrease mainly resulted from lower foreign exchange gains, partially offset by higher interest income.

Other financial expenses increased from €2.0 million for the nine months ended September 30, 2022 to €4.1 million for the nine months ended September 30, 2023. The increase mainly resulted from higher foreign exchange losses.

Change in fair value of warrant liabilities

Subsequent to the Business Combination, there were 7,187,500 warrants outstanding, which were classified as financial liabilities through profit and loss. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share. The warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

The fair value of the warrants increased from €2.35 ($2.51) per warrant as of December 31, 2022 to €3.15 ($3.42) as of June 30, 2023 and to €3.34 ($3.54) as of September 30, 2023. The result is an increase in fair value of warrant liabilities of €1.4 million for the three months ended September 30, 2023 and an increase in fair value of warrant liabilities of €7.1 million for the nine months ended September 30, 2023.

The fair value of the warrants decreased from €3.88 ($4.39) per warrant as of December 31, 2021 to €1.96 ($2.04) as of June 30, 2022 and increased to €2.78 ($2.71) as of September 30, 2022. The result is an increase in fair value of warrant liabilities of €5.9 million for the three months ended September 30, 2022 and a decrease in fair value of warrant liabilities of €7.9 million for the nine months ended September 30, 2022.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred losses since inception, with the exception of the year ended December 31, 2022. We have negative cash flows from operations for the nine months ended September 30, 2023 and positive cash flows from operations for the nine months ended September 30, 2022. As of September 30, 2023, we had an accumulated deficit of €571.1 million.

We have funded our operations primarily from public offerings and private placements of our ordinary shares, upfront payments from collaborations agreements, and the net proceeds generated from the ARYA Merger and PIPE Financing that closed on July 1, 2020 and our public offering in October 2022.

Cash and cash equivalents decreased from €148.5 million as of December 31, 2022 to €83.4 million as of September 30, 2023. Other financial assets increased from €213.7 million to €282.6 million. This does not include the upfront payment of $120 million (€113 million) received from Moderna in October 2023 in connection with the new collaboration agreement.

We believe our existing cash, cash equivalents and other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

We received a $15 million (€13.7 million) Opt-in payment from our collaboration partner BMS during the nine months ended September 30, 2023. Additionally, in 2021, we established an at-the-market (“ATM”) offering program pursuant to which we may, from time to time, issue and sell shares that have an aggregate offering price of $100 million. For the nine months ended September 30, 2023, 5.5 million shares had been sold under the ATM agreement with Leerink Partners LLC and we collected a gross amount of €58.8 million. We closed a private placement transaction of 2.4 million shares with a subscription price of $14.46 per ordinary share with BMS and received gross proceeds of €31.5 million.

We received €212.4 million in connection with the strategic collaboration agreements with BMS and €106.2 million from a public offering of 10,905,000 ordinary shares during the year ended December 31, 2022.

We plan to utilize the existing Cash, cash equivalents and Other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for our product candidates. We also expect to make capital expenditures in the near term related to the expansion of our laboratory spaces in Tübingen, Germany and our new GMP manufacturing facility in Houston metropolitan area, Texas and expect to continue investing in laboratory and manufacturing equipment and operations to support our anticipated growth. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks, short-term deposits and AAA rated bonds.

Cash Flows

The following table summarizes our cash flows for each period presented:

	Nine Months Ended September 30,
	2023	2022
(Euros in thousands)
Net cash provided by / (used in):
Operating activities	(60,849)	131,580
Investing activities	(91,125)	(119,588)
Financing activities	85,488	18,221

Total	(66,486)	30,213

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we experienced negative cash flows from operating activities as we have invested in the development of our technologies in our clinical and preclinical development of our product candidates. During the nine months ended September 30, 2022, our cash flow from operating activities was positive, as we received an upfront payment from our collaboration partner BMS under the BMS IMA401 collaboration agreement.

Our net cash outflow from operating activities for the nine months ended September 30, 2023 was €60.8 million. This was comprised of a loss of €70.8 million, an increase in working capital of €14.4 million, net foreign exchange differences and expected credit losses of €0.8 million and other effects of €3.6 million related to accrued interest income, partly offset by non-cash expense of €7.1 million related to the change in fair value of the warrants, non-cash charges from equity-settled share-based compensation expenses for employees of €16.3 million, depreciation and amortization charge of €5.4 million. The increase in working capital mainly resulted from a decrease in deferred revenue, accounts payable and other liabilities of €15.7 million, partly offset by a decrease in accounts receivable of €0.6 million and a decrease in other assets and prepayments of €0.7 million.

Our net cash inflow from operating activities for the nine months ended September 30, 2022 was €131.6 million. This was comprised of a net profit of €50.7 million, a decrease in working capital of €78.9 million, non-cash charges from equity-settled share-based compensation expenses for employees of €16.7 million and depreciation and amortization charge of €5.2 million, partly offset by a non-cash income of €7.9 million related to the change in fair value of the warrants and net foreign exchange differences and expected credit losses of €12.0 million. The decrease in working capital mainly resulted from an increase in deferred revenue, accounts payable and other liabilities of €85.9 million, partly offset by an increase in accounts receivable of €0.5 million and a decrease in other assets and prepayments of €6.5 million.

Investing Activities

Our net outflow of cash from investing activities for the nine months ended September 30, 2023 was €91.1 million. This consisted primarily of cash paid in the amount of €299.0 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €21.7 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of bonds and short-term deposits of €229.6 million.

Our net outflow of cash from investing activities for the nine months ended September 30, 2022 was €119.6 million. This consisted primarily of cash paid in the amount of €128.7 million for bond and short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €3.6 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of bonds of €12.7 million.

Financing Activities

During the nine months ended September 30, 2023, net cash provided from financing activities amounted to €85.5 million. As of September 30, 2023, 5.5 million shares had been sold under the ATM agreement with Leerink Partners LLC and resulted in net proceeds of $62.0 million (€57.0 million). We completed a private placement transaction of 2.4 million shares with a subscription price of $14.46 per ordinary share with BMS and received net proceeds of €31.2 million. This was partially offset by the principal portion of payments in connection with lease contracts.

During the nine months ended September 30, 2022, net cash provided from financing activities amounted to €18.2 million. As of September 30, 2022, 2.8 million shares had been sold under the ATM agreement with Leerink Partners LLC and collected a net amount of €20.2 million. This was partially offset by the principal portion of payments in connection with lease contracts in the amount of €2.2 million.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €571.1 million as of September 30, 2023. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials including GMP manufacturing of, and seek regulatory approval for, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

1.

progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll patients and manufacture ACT and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;

2.	time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;

3.	time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

4.	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

5.	our ability to successfully commercialize our product candidates, if approved;

6.	our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;

7.

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

8.	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

9.	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

10.	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

11.	cash requirements of any future acquisitions or the development of other product candidates;

12.	costs of operating as a public company;

13.	time and cost necessary to respond to technological, regulatory, political and market developments;

14.	costs of filing, prosecuting, defending and enforcing any patent claims and other IP rights; and

15.	costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing IP rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our IP or product candidates or we may be required to grant licenses for our IP or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position” in our Annual Report.

Critical Accounting Estimates

Our unaudited interim condensed consolidated financial statements for the three and nine month-period ended September 30, 2023 and 2022, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions, which affect the value of assets and liabilities, as well as contingent assets and liabilities, as reported on the balance sheet date, and revenues and expenses arising during the fiscal year.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2022 and the three and nine months ended September 30, 2023 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities – as reported on the balance sheet date, and revenues and expenses arising during the year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensations as well as income taxes.

Our estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances, and parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

While our significant accounting policies are more fully discussed in our consolidated financial statements included in our Annual Report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our unaudited interim condensed consolidated financial statements.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our IP to the respective collaborators. As these agreements are comprised of several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For three of our four revenue generating collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our collaboration partner simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

For our collaboration with BMS regarding IMA401 that was signed in December 2021, we concluded that the commitments from the collaboration agreement represented two distinct performance obligations. The granted license is transferred at a point in time at the effective date of the agreement and we recognized the revenue allocated to the license at the effective date. The performance obligation related to promised clinical trial services is satisfied over time. We transfer control of these agreed services over time and therefore recognize revenue over time on a cost-to-cost basis. The transaction price allocated to the commitment for clinical trial services is initially deferred on our statement of financial position and subsequently recognized as revenue as costs are incurred.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone payment has been included in the transaction price and recognized into revenue.

We provide development and manufacturing work to our collaboration partners and recognize revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the collaboration partner simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before we can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which we expect to complete our performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-based Compensation

The Company offers a share-based compensation plan that includes PSUs and service options including a conversion of previous share-based compensation arrangements entered into by Immatics GmbH.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our expectation for the foreseeable future, we have not recognized any deferred tax assets on tax losses carried forward despite the net income for the year ended December 31, 2022. Changes in the estimation of our potential to use of tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

New standards and interpretations applied for the first time as of January 1, 2023 and 2022 had no material effect on the consolidated financial statements of the Group.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various risks in relation to financial instruments. Our principal financial instruments comprise cash and cash equivalents, short-term deposits, accounts receivables and bonds. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payables, which arise directly from its operations.

The main risks arising from our financial instruments are market risk and liquidity risk. The Board of Management reviews and agrees on policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits, bonds and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. Regarding the liabilities shown in the Consolidated Statement of Financial Position, we are currently not subject to interest rate risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables, short-term deposits and bonds. Our cash and cash equivalents, bonds and short-term deposits are denominated in Euros and US Dollars and maintained with three financial institutions in Germany and two in the United States. Our accounts receivables are denominated in Euros.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to our financial instruments and we are not anticipating non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets, as well as expected cash flows from equity measures.

Currency risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. dollars. We aim to match EUR cash inflows with EUR cash outflows and U.S. dollar cash inflows with U.S. Dollar cash outflows where possible. Our objective of currency risk management is to identify, manage and control currency risk exposures within acceptable parameters.

Our cash and cash equivalents were €83.4 million as of September 30, 2023. Approximately 61% of our cash and cash equivalents were held in Germany, of which approximately 64% were denominated in Euros and 36% were denominated in U.S. Dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. Dollars. Additionally, we have short-term deposits classified as Other financial assets denominated in Euros in the amount of €141.6 million and U.S. Dollars in the amount of €141.0 million as of September 30, 2023.

Market risk and currency risk of warrants

Our activities expose to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, our exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €2.4 million with a corresponding effect in the equity as of September 30, 2023.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. For example, in September 2020, we filed an opposition and in October 2020 we commenced a cancellation proceeding against Immunocore Limited which challenges its IMMTAX trademark in various jurisdictions. In November 2020, Immunocore Limited filed counterclaims against our registered trademark IMMATICS and IMTX. This matter has been amicably resolved.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report.

Enforcement of Civil Liabilities

We are organized and existing under the laws of the Netherlands. As such, under Dutch private international law, the rights and obligations of our shareholders vis-à-vis the Company originating from Dutch corporate law and our articles of association, as well as the civil liability of our officers (functionarissen) (including our directors and executive officers) are governed in certain respects by the laws of the Netherlands.

We are not a resident of the United States and our officers may also not all be residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, United States courts may not have jurisdiction. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply another law than the laws of the United States.

Also, service of process against non-residents of the United States can in principle (absent, for example, a valid choice of domicile) not be effected in the United States.

Furthermore, substantially all of our assets are located outside the United States. Currently, (i) there is no treaty in force between the United States and the Netherlands for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters and (ii) both the Hague Convention on Choice of Court Agreements (2005) and the Hague Judgments Convention (2019) have entered into force for the Netherlands, but have not entered into force for the United States. Consequently, a judgment rendered by a court in the United States will not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that United States judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such United States judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a United States judgment is given binding effect, a claim based thereon may, however, still be rejected if the United States judgment is not or no longer formally enforceable. Moreover, if the United States judgment is not final (for instance when appeal is possible or pending) a competent Dutch court may postpone recognition until the United States judgment will have become final, refuse recognition under the understanding that recognition can be asked again once the United States judgment will have become final, or impose as a condition for recognition that security is posted.

A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Thus, United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against us or our officers.